King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, Georgia 30309-3521

Main: (404) 572-4600 Fax: (404) 572-5100 www.kslaw.com
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
     Re: Synovus Financial Corp. Preliminary Proxy Statement
To whom it may concern:
     Concurrent with the submission of this correspondence, our client Synovus Financial Corp. is filing a preliminary proxy statement relating to a special meeting of its shareholders to be held on December 10, 2008. Please feel free to contact me or Alana Griffin, the company’s Deputy General Counsel, with any questions regarding the preliminary proxy statement. Our contact information is as follows:

Alana L. Griffin	Keith M. Townsend
Deputy General Counsel	King & Spalding LLP
Synovus Financial Corp.	Tel: 404-572-3517
Tel: 706-644-2485	Fax: 404-572-5133
Fax: 706-644-1957	Email: ktownsend@kslaw.com
Email: alanagriffin@synovus.com

Sincerely,
/s/ Keith M. Townsend

Keith M. Townsend

cc: Alana L. Griffin